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                    -------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                         Individual Investor Group, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                           (Title Class of Securities)


                                    455907105
                                 (CUSIP Number)


                              Michael Kaplan, Esq.
               c/o Individual Investor Group, Inc., 1633 Broadway,
                         38th Floor, New York, NY 100019
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                February 26, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     455907105                                 Page 2 of 5 Pages
------------------------                          ------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Jonathan L. Steinberg
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------------------------------------------------------------------------------
                  |         7        SOLE VOTING POWER
                  |
                  |             1,176,676 shares of Common Stock
       NUMBER OF  |-------------------------------------------------------------
        SHARES    |         8        SHARED VOTING POWER
     BENEFICIALLY |
       OWNED BY   |                         -0-
         EACH     |-------------------------------------------------------------
       REPORTING  |         9        SOLE DISPOSITIVE POWER
        PERSON    |
         WITH     |             1,176,676 shares of Common Stock
                  |-------------------------------------------------------------
                  |        10        SHARED DISPOSITIVE POWER
                  |
                  |                         -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,176,676 shares of Common Stock
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   18.33%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Individual Investor Group, Inc. ("Company"), whose principal executive offices are located at 1633 Broadway, 38th Floor, New York, New York 10019.

Item 2.  Identity and Background.

     No change.

Item 3.  Source and Amount of Funds or Other Consideration.

     No change.

Item 4.  Purpose of Transaction.

     No change.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended to add the following:

     Included in the beneficial ownership of Common Stock on this Amendment No. 5 are 250,000 shares of Common Stock issuable upon exercise of an option granted to Mr. Steinberg by the Company on April 7, 1994. This option grants to Mr. Steinberg the right to purchase an aggregate of 500,000 shares of Common Stock as follows: 125,000 shares of Common Stock may be purchased on or after April 7, 1996 at a purchase price of $4.9375 per share; an additional 125,000 shares of Common Stock may be purchased on or after April 7, 1997 at a purchase price of $4.9375 per share; an additional 125,000 shares of Common Stock may be purchased on or after April 7, 1998 at a purchase price of $6.25 per share; and an additional 125,000 shares of Common Stock may be purchased on or after April 7, 1999 at a purchase price of $.750 per share. The option expires on April 6, 2004 unless earlier terminated pursuant to the terms of the option.

     In addition to the beneficial ownership of Common Stock disclosed on this statement, Mr. Steinberg was granted an option by the Company on November 4, 1996 to acquire an aggregate of 100,000 shares of Common Stock as follows:
33,333 shares of Common Stock may be purchased on or after November 4, 1997; 33,333 shares of Common Stock may be purchased on or after November 4, 1998; and 33,334 shares of Common Stock may be purchased on or after November 4, 1999. The exercise price is $7.50 per share. After a portion of the option becomes exercisable, it shall remain exercisable until the close of business on November 4, 2006, unless earlier terminated pursuant to the terms of the option.

     No transactions in the shares of Common Stock have been effected by Mr. Steinberg in the past 60 days.




                                     3 of 5

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     No change.

Item 7.  Material to be Filed as Exhibits.

(a) Stockholder Agreement, dated as of January 1, 1989, among the Company, Mr. Steinberg, Mr. Jonathan Tisch, Mr. Saul Steinberg and certain other stockholders of the Company.*

(b) Stock Purchase Agreement, dated August 7, 1991, among the Company, Mr. Jonathan Tisch and Mr. Steinberg.*

(c) Lock Up Agreements, dated December 4, 1991, among the Company, GKN and Mr. Steinberg.*

(d)  Modification,   dated  December 12,   1994,  to  Lock-Up  Agreement,  dated
     December 4, 1991, among the Company, GKN and Mr. Steinberg.*

(e) Demand Grid Note, dated December 16, 1994, between Mr. Steinberg and Republic National Bank of New York.*

(f) Continuing General Security Agreement, dated December 16, 1994, between Mr. Steinberg and Republic National Bank of New York.*

(g) Stock Option Agreement, dated April 7, 1994, between Mr. Steinberg and the Company.*

(h) Stock Option Agreement, dated June 23, 1995, between Mr. Steinberg and the Company.*

(i) Modification, dated April 15, 1996, to Lock-up Agreement, dated December 4, 1991, among the Company GKN and Mr. Steinberg.*

(j) Demand Grid Note, dated April 22, 1996, between Wise Partners, L.P. and Republic National Bank of New York.*

(k) Guaranty and Security Agreement, dated April 22, 1996, between Wise Partners, L.P. and Republic National Bank of New York.*



*        Previously filed.



                                     4 of 5

                                    SIGNATURE



     After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete, and correct.



Dated: February 26, 1997



                                                By:  /s/ Jonathan L. Steinberg
                                                   ----------------------------
                                                     Jonathan L. Steinberg


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